March 26, 2020

Darryl White
Chief Executive Officer
Bank of Montreal
100 King Street West
1 First Canadian Place
Toronto, ON, CA M5X 1A1

       Re: Bank of Montreal
           Registration Statement on Form F-3
           Filed March 23, 2020
           File No. 333-237342

Dear Ms. White:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Envall at (202) 551-3234 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance